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                             WINTERGREEN FUND, INC.
                               Two Portland Square
                               Portland, ME 04101

September 20, 2006

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re:   Wintergreen Fund, Inc. (the "Fund")
      File Nos. 333-124761; 811-21764
      CIK: 0001326544

Ladies and Gentlemen:

On behalf of the Fund, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. 490PB0910, a fidelity bond, in the amount of $750,000 (the "Bond") (Exhibit 99.1). We acknowledge that this is outside of the ten-day filing requirement. The Fund's Chief Compliance Officer has been advised and is facilitating corrective measures to prevent future occurrences; and

2. An officer's certificate certifying the resolutions approved at a meeting of the Board of Directors held on September 29, 2005, at which a majority of the Directors who are not "interested persons" of the Fund as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $3,100.00 for the period commencing September 23, 2005 and ending September 23, 2006.

If you have any questions concerning this filing, please do not hesitate to call me collect at (207) 822-6114.

Sincerely,

/s/ David M. Whitaker
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David M. Whitaker
Vice President